Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated May 11, 2026

Relating to Registration Statement No. 333-295111

Oxford Park Income Fund, Inc. (the "Issuer") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement dated April 16, 2026, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, the Issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (203) 983-5275. The table below presents the yearly net returns since inception of Class A Shares, Class I Shares and Class L Shares of the Issuer and certain Oxford Funds affiliates other than the Issuer.

Issuer and Certain Oxford Funds Affiliates' Yearly Net Returns Since Inception (1)

	OXLC (2)(3)	OXPIF Class A Shares (4)	OXPIF Class I Shares (4)	OXPIF Class L Shares (4)	Private Fund #1 (5)	Private Fund #2 (6)	Private Fund #3 (6)	Private Fund #3a (6)	Private Fund #3b (6)	Private Fund #3c (6)
	Net Total Return	Net Total Return	Net Total Return	Net Total Return	Net Total Return	Net IRR	Net IRR	Net IRR	Net IRR	Net IRR
2011	-8.8%
2012	31.6%
2013	9.6%
2014	-1.1%
2015	-29.0%					-3.0% (7)
2016	71.5%					67.5%
2017	11.2%					18.6%
2018	-11.0%				-5.2%	7.9%	-10.2% (7)
2019	11.6%				12.7%	1.8%	0.8%
2020	7.5%				17.4%	2.5%	14.4%	58.0% (7)
2021	44.8%				28.0%	71.8% (7)	62.8%
2022	-21.5%				-15.4%		-22.3%		-27.5% (7)
2023	27.2%	15.5%	18.5%		28.0%		28.2%		43.8%	38.7% (7)
2024	23.2%	15.0%	15.0%	6.1%	16.6%		-4.5%		31.0%	38.0%
2025	-17.1%	-9.8%	-9.8%	-10.3%	-13.6%				-9.1% (7)

Cumulative ITD (8)	177.4%	19.9%	22.9%	-4.8%	75.0%	190.7%	55.8%	58.0% (7)	40.9%	91.4%

Note: Past performance is not indicative of future results. Past performance as well as future results are dependent on a variety of factors, including prevailing market conditions and investment availability, which vary over time. For example, returns will appear substantially higher if the beginning of the performance calculation period begins on a day when the relevant markets were under severe distress.

(1)	Net returns are reflected on a calendar year basis.

(2)	Net total return based on Net Asset Value ("NAV") reflects the change in ending NAV per share plus distributions per share paid during the period, assuming distributions were reinvested at the most recent calendar quarter NAV, excluding any discounts, divided by the beginning NAV per share.

(3)	2011 return includes adjusted opening NAV of $18.40 per share, post IPO offering.

(4)	Net total return based on NAV for Class A, I, and L Share investors reflects the change in ending NAV per share plus distributions per share paid during the period assuming distributions were reinvested at the most recent monthly NAV, including any discounts, divided by the beginning NAV per share.

(5)	Net total return based on a day one full fee-paying investor.

(6)	Net Internal Rate of Return ("IRR") is calculated on the fund as a whole, excluding the managing member and is presented on an annualized basis, except where explicitly noted otherwise. IRRs for short periods of time are affected by significant cash-flows over such periods, which did occur in some periods above. The actual dollars made, since inception of the fund, as a ratio of the dollars distributed plus the most recent calendar quarter NAV divided by the dollars contributed (known as the multiple of invested capital or "MOIC") are presented below for the private funds where net IRRs are presented above.

Private Fund #2: 1.48

Private Fund #3: 1.22

Private Fund #3a: 1.34

Private Fund #3b: 1.27

Private Fund #3c: 1.50

(7)	Net IRRs are presented on a de-annualized basis as these periods represent less than one full calendar year.

(8)	Cumulative Inception To Date ("ITD") represents the respective funds' net cumulative total returns, or cumulative IRR for certain funds as noted above, where cumulative IRR compounds the annualized IRR by the number of years from fund inception through the most recent calendar quarter end, to produce a hypothetical ITD net cumulative total return. The net IRRs in the table above and the MOIC in footnote 6 represent the actual fund performance data for Private Funds #2 to #3c.

Fund inception to date:

Oxford Lane Capital Corp. (OXLC): January 2011 - December 2025

Oxford Park Income Fund, Inc. (OXPIF) Class A Shares: June 2023 - December 2025

Oxford Park Income Fund, Inc. (OXPIF) Class I Shares: April 2023 - December 2025

Oxford Park Income Fund, Inc. (OXPIF) Class L Shares: May 2024 - December 2025

Private Fund #1: November 2018 - December 2025

Private Fund #2: December 2015 - November 2021

Private Fund #3: October 2018 - December 2024

Private Fund #3a: April 2020 - November 2020

Private Fund #3b: April 2022 - November 2025

Private Fund #3c: February 2023 - December 2024